April 28, 2023

FORM C-AR

Angel Studios, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR"), is being furnished by Angel Studios, Inc., a Delaware Corporation (as used herein, "we", "us", "our", "our Company", "the Company", or "Angel Studios" and similar terms include Angel Studios, Inc. and its subsidiaries, unless the context indicates otherwise) for the sole purpose of providing certain information about the Company as required by the United States Securities and Exchange Commission (the "SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§227.203 et seq.) which requires that it must file a report with the Commission annually no later than 120 days after the end of the fiscal year covered by the report.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is April 28, 2023.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form C-AR, or the Annual Report, that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "expect," "anticipate," "intend," "plan," "seek," "may," "might," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, future business decisions, and the impact of the war in Ukraine all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. Given the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries, and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Angel Studios, Inc. is a Delaware Corporation, formed on February 7, 2014.

The Company is located at 295 W Center Street, Provo, Utah, 84601.

The Company's website is angel.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Angel Studios is a non-traditional movie studio. We provide filmmakers with the technology to create, fund, and distribute original content without the traditional overhead of a big budget movie studio. Using our technology, thousands of "Angel" investors choose which titles will be funded, created, and distributed, after which the filmmakers and audience are able to form passionate communities around their creative projects, making the story behind the story as important as the final project itself. Angel Studios was formerly known as VidAngel and changed its name to Angel Studios in March 2021. The Company was founded in 2012, and is based in Provo, Utah.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history.

We are an early-stage company in which you may lose your entire investment. We began operations in 2013. Because we have a limited operating history, we are unable to provide investors with significant data upon which to evaluate fully our prospects and an investment in our securities. Our ability to succeed and generate operating profits and positive operating cash flow will depend on our ability, among other things, to:

- Develop and execute our business model;
- Attract and maintain an adequate customer base;
- Raise additional capital as contemplated in this offering, if necessary, in the future;
- Pending and potential lawsuits threatening our ability to provide our services; and
- Attract and retain qualified personnel.

We cannot be certain that our business strategy will be successful in the long-term because this strategy is still relatively new and even if successful, we may face difficulty in managing our growth. As an early-stage company, we will be particularly susceptible to the risks and uncertainties described in these risk factors.

We are new and face all the risks of an early-stage company.

We may encounter challenges and difficulties frequently experienced by early-stage companies; including:

- A lack of operating experience;
- Increasing net losses and negative cash flows;
- Insufficient revenue or cash flow to be self-sustaining;
- An unproven business model;
- Difficulties in managing rapid growth.

We have a history of net losses, and the fact that we earned a profit during 2020 and 2021, in no way guarantees that we will be able to maintain profitability.

We recorded net income of $17,118,611 in fiscal year 2021, net income of $15,610 in fiscal 2020 and a net loss of $1,611,154 in fiscal 2019. Prior to 2020, we recorded a net loss in all prior reporting periods. If our ability to generate positive net income remains inconsistent in the future, the value of our Common Stock would likely be materially and adversely affected.

We are dependent on our management to achieve our objectives.

Our success depends on the diligence, experience and skill of our Board and officers. Neal Harmon is our director and our Chief Executive Officer. Jeffrey Harmon is our Chief Content Officer. Elizabeth Ellis is our Chief Operations Officer. Patrick Reilly is our Chief Financial Officer. Jordan Harmon is our President. We have neither employment agreements with, nor key man insurance for, any of our officers and the loss of any of them, but particularly Messrs. Harmon, could harm our business, financial condition, cash flow and results of operations. Any such event would likely result in a material adverse effect on your investment.

We entered into a Settlement Agreement pursuant to which we issued a $62.4 million promissory note, or the Note to the Studios, which requires us to pay $9.9 million over 14 years, and under certain circumstances we may be required to pay the entire balance, which could have a material adverse effect on our ability to continue business operations.

We have entered into a Settlement Agreement with the Studios under which we are party to a $62.4 million Promissory Note, which requires us to pay $9.9 million over 14 years in 56 quarterly payments of $176,785.72. Further, pursuant to the Settlement Agreement and the Note, if we are found to have violated certain conditions of the Settlement Agreement, specifically unauthorized use of copyrighted works of the Studios, we may be responsible for the unpaid balance of the Note, which will remain outstanding for 14 years from the Effective Date, all of which could have a material adverse effect on us and our ability to continue business operations. If we fail to timely make any payment due under the Note (subject to its right to pay the lesser settlement amount of $9.9 million), such failure to pay shall constitute a default. If we fail to cure the payment default within five (5) business days after a Notice of Default served by the Studios, the Studios shall be entitled to accelerate payment under the Note and foreclose as set forth in the Security Agreement/Compliance Lien, which would have a material adverse effect on our ability to continue business operations.

The Settlement Agreement includes certain terms which impose substantive limitations on our business, which could affect our ability to generate revenues and limit the growth of the Company.

Pursuant to the No Use Covenant in the Settlement Agreement, we are precluded from any actions which directly or indirectly, descramble, decrypt or otherwise reproduce, stream, transmit, publicly perform, distribute or bypass a work of the Studios or any of their affiliates, which restrictions will limit impact the Company's content offerings and its ability to attract or retain customers, which will have a material impact on the Company's ability to generate revenues. We have not previously and do not currently rely on the works of the Studios to generate revenues and any future agreement to use their content would only serve to increase revenues beyond current projections. We do not expect to reach an agreement with the Studios to use their content. Further, if we are found to have violated any of the above four times in a five-year period, we may be subject to an Enforcement Action from the Studio or Studios and as a result we may be required to pay the balance of the Note, which could have a material adverse effect on our ability to continue business operations.

If our efforts to attract and retain customers are not successful, our business will be adversely affected.

We have experienced positive viewer and customer growth since launching our original content in December 2016. Our ability to continue to attract customers will depend, in part, on our ability to consistently provide our customers with compelling content choices and a quality experience for selecting and viewing TV shows and movies. Furthermore, the relative service levels, content offerings, pricing, and related features of competitors to our service may adversely impact our ability to attract and retain customers. If consumers do not perceive our service as valuable, including if we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by them, we may not be able to attract and retain customers. In addition, many of our customers try our service resulting from word-of-mouth advertising from existing customers. If our efforts to satisfy our existing customers are not successful, we may not be able to attract new customers, and, as a result, our ability to maintain and/or grow our business will be adversely affected. Customers may cease to use our service for many reasons, including the need to cut household expenses, unsatisfactory availability of content, competitive services providing a better value or experience, and customer service issues not being satisfactorily resolved. We must continually add new customers both to replace departed customers and to grow our business beyond our current customer base. If we are unable to compete successfully with current and new competitors in retaining existing customers and attracting new customers, our business will be adversely affected. Further, if excessive numbers of customers cease using our service, we may be required to incur significantly higher marketing expenditures, than we currently anticipate, to replace these customers with new customers.

The popularity of our theatrical and SVOD releases are difficult to predict, can change rapidly and could lead to fluctuations in the our revenues, and low public acceptance of the our content may adversely affect our results of operations.

The production and distribution of feature films, SVOD and other content are inherently risky businesses, largely because the revenues derived from the sale or licensing of such content depend primarily on widespread public acceptance, which is difficult to predict. In addition, we must invest substantial amounts in the marketing of feature films and SVOD before it learns whether these feature films and streaming programs and products will reach anticipated levels of popularity and financial return with viewers.

The popularity of our content depends on many factors, only some of which are within our control. Examples include the quality and public acceptance of competing content available or released at or near the same time, the availability of alternative forms of leisure and entertainment activities, and our ability to maintain or develop strong brand awareness and target key audience demographics. If we are not able to create and distribute content that is popular with consumers and affiliates, our revenues may decline or fail to grow to the extent we anticipate when making investment decisions.

The popularity of our content is reflected in:

- the theatrical performance of our feature films;

- the demand for SVOD services,

- sales of our home video releases and merchandise;

- the number of unique visitors to our websites and platforms.

The underperformance of a feature film, particularly an "event" film (which typically has high production and marketing costs), can have an adverse impact on our results of operations in both the year of release and in the future.

The video industry is subject to rapid technological change. We must continue to enhance and improve our technology.

Our current software and related web-based technology is developed and in use. We must continue to enhance and improve the performance, functionality and reliability of the systems upon which our business model is built. The development of any software is characterized by rapid technological change, rapid introduction or changes in user requirements and preferences, short development cycles, frequent introduction of new products and services, new technologies and the emergence of new industry standards and practices that could render our existing technology obsolete. Our success will depend, in part, on our ability to continue to develop new technologies to enhance our existing technology in order to address the varied needs of existing and new customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our proprietary technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, strategic partner and customer requirements or emerging industry standards, that will have a material adverse effect on our ability to succeed.

Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business.

The market for entertainment video is intensely competitive and subject to rapid change. Through new and existing distribution channels, consumers have increasing options to access entertainment video. The various economic models underlying these channels include subscription, transactional, ad-supported and piracy-based services. All have the potential to capture meaningful segments of the entertainment video market in the future. Piracy, in particular, threatens to damage our business, as its fundamental proposition to consumers is so compelling and difficult to compete against: virtually all content for free. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. Traditional providers of entertainment video, including broadcasters and cable network operators, as well as Internet based e-commerce entertainment video providers, are increasing their Internet-based video offerings. Several of these competitors have long operating histories, large customer bases, strong brand recognition and significant financial, marketing, and other resources. They may secure better terms from suppliers, adopt more aggressive pricing, and devote more resources to product development, technology, infrastructure, content acquisitions, and marketing. New competitors may enter the market or existing providers may adjust their services with unique offerings or approaches to providing entertainment video. Companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to successfully or profitably compete with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues or profitability.

If we are not able to manage change and growth, our business could be adversely affected.

We are expanding our operations and scaling our service to effectively, and reliably, handle anticipated growth in both customers and features related to our service. As we ramp up our offering, we are building out crowd-sourcing expertise in helping us select content to fund, create and distribute. If we are not able to manage the growing complexity of our business, including improving, refining, or revising our systems and operational practices related to our video operations, our business may be adversely affected.

If we fail to maintain or, in new markets establish, a positive reputation with customers concerning our service, including the content we offer and the ease of use, we may not be able to attract or retain customers, and our operating results may be adversely affected.

We believe that a positive reputation is important to attract and retain customers who have a number of choices for obtaining entertainment video. To the extent our content is perceived as low quality, or our failure to sufficiently differentiate our content offerings from our competitors, our ability to establish and maintain a positive reputation may be adversely impacted. Furthermore, to the extent our marketing, customer service and public relations efforts are not effective or create a negative consumer reaction, our ability to establish and maintain a positive reputation may be adversely impacted. As we expand into new markets, we need to establish our reputation with new customers. To the extent we are unsuccessful in creating positive impressions, our business in new markets may be adversely impacted.

Changes in how we market our service could adversely affect our marketing expenses and our customer base may be adversely affected.

We utilize a broad mix of marketing and public-relations programs, including social media sites such as Facebook, YouTube and Twitter, to promote our service to potential customers. We may limit or discontinue the use or support of certain marketing sources or activities if advertising rates increase or if we become concerned that customers or potential customers deem certain marketing practices intrusive or damaging to our brand. If the available marketing channels are curtailed, our ability to attract new customers may be adversely affected.

If companies that promote our service determine that we negatively impact their businesses, decide to compete more directly with our business, enter a similar business, or choose to exclusively support our competitors, we may no longer have access to certain marketing channels. If we are unable to maintain or replace our sources of customers with similarly effective sources, or if the cost of our existing sources increases, our customer base and marketing expenses may be adversely affected.

We face risks, such as unforeseen costs and potential liability in connection with content we acquire and/or distribute through our service.

As a distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of the materials that we acquire and/or distribute. We also may face potential liability for content used in promoting our service, including marketing materials and features on our Web site such as customer reviews. To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately do not make available on our service, or if we become liable for content we acquire and/or distribute, our business may suffer. Litigation to defend such claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our operating results. We may not be indemnified or insured against such claims or costs of these types.

We rely upon a number of partners to make our service available on their devices.

We currently offer customers the ability to receive content through a host of Internet-connected screens, including TVs, digital video players, television set-top boxes and mobile devices. We have agreements with various tech companies and distributors to make our service available through the television set-top boxes of such service providers. We intend to continue to broaden our capability to transmit TV shows and movies to other platforms and partners over time. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing, regulatory or other impediments to delivering our content to our customers via those devices, our ability to grow our business could be adversely impacted. Furthermore, the devices are manufactured and sold by entities other than us and while these entities should be responsible for the devices' performance, the connection between us and those devices may nonetheless result in customer dissatisfaction toward the Company and such dissatisfaction could result in claims against us or otherwise adversely impact our business.

Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including customer and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.

Our reputation and ability to attract, retain and serve our customers is dependent upon the reliable performance and security of our computer systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, power loss, telecommunications failures, and cybersecurity breaches. Interruptions in these systems, or with the Internet in general, could leave our service unavailable or degraded, or otherwise hinder our ability to deliver content to our customers. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our service to existing and potential customers.

Our computer systems and those of third parties we use in our operations are vulnerable to cybersecurity breaches, including cyber-attacks such as computer viruses, denial of service attacks, physical or electronic break-ins and similar disruptions. These systems periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data. Any attempt by hackers to obtain our data (including customer and corporate information) or intellectual property (including digital content assets), disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could harm our business, be expensive to remedy and damage our reputation. We have implemented certain systems and processes to thwart hackers and protect our data and systems. To date hackers have not had a material impact on our service or systems however this is no assurance that hackers may not be successful in the future. Our insurance does not cover expenses related to such disruptions or unauthorized access. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to implement and may limit the functionality of or otherwise negatively impact our service offering and systems. Any significant disruption to our service or access to our systems could result in a loss of customers and adversely affect our business and results of operation.

We utilize our own communications and computer hardware systems located either in our facilities or in that of a third-party Web hosting provider. In addition, we utilize third-party "cloud" computing services in connection with our business operations. We also utilize our own and third-party content delivery networks to help us deliver TV shows and movies in high volume to our customers over the Internet. Problems faced by us or our third-party Web hosting, "cloud" computing, or other network providers, including technological or business-related disruptions, as well as cybersecurity threats, could adversely impact the experience of our customers.

We rely upon certain third-party cloud computing service providers to operate certain aspects of our service and any disruption of or interference with our use of such services from our providers would impact our operations and our business would be adversely impacted.

Several third-party cloud computing services providers provide us with a distributed computing infrastructure platform for business operations, or what is commonly referred to as a "cloud" computing service. We have designed our software and computer systems so as to utilize data processing, storage capabilities and other services provided by such providers. Currently, we run the vast majority of our computing using such third-party cloud computing services. Given this, along with the fact that we cannot easily switch our operations to another cloud provider, any disruption of or interference with our use of such services from our providers would impact our operations and our business would be adversely impacted.

If the technology we use in operating our business fails, becomes unavailable, or does not operate to expectations, our business and operating results could be adversely impacted.

We utilize a combination of proprietary and third-party technology to operate our business. We also use technology to recommend and merchandise content to our consumers as well as to enable fast and efficient delivery of content to our customers and their various consumer electronic devices. For example, we have built and deployed our video on a content delivery network, or CDN. To the extent Internet Service Providers, or ISPs, do not interconnect with our CDN, or if we experience difficulties in its operation, our ability to efficiently and effectively deliver our content to our customers could be adversely impacted and our business and results of operation could be adversely affected. We also utilize third party technology to help market our service, process payments, and otherwise manage the daily operations of our business. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing customers and add new customers may be impaired. Also, any harm to our customers' personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

If government regulations relating to the Internet or other areas of our business change, we may need to alter the manner in which we conduct our business or incur greater operating expenses.

The adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the continued growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

Changes in laws or regulations that adversely affect the growth, popularity, or use of the Internet, including laws impacting net neutrality, could decrease the demand for our service and increase our cost of doing business. Within such a regulatory environment, coupled with potentially significant political and economic power of local network operators, we may experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of consumers to access our service through the Internet. If network operators block, restrict or otherwise impair access to our service over their networks, our service and business could be negatively affected. To the extent that network operators implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our new customer acquisition and retention could be negatively impacted. Furthermore, to the extent network operators create tiers of Internet access service and either charge us for or prohibit us from being available through these tiers, our business could be negatively impacted.

Most network operators that provide consumers with access to the Internet also provide these consumers with multichannel video programming. As such, many network operators have an incentive to use their network infrastructure in a manner adverse to our continued growth and success. While we believe that consumer demand, regulatory oversight and competition will help check these incentives, to the extent that network operators are able to provide preferential treatment to their data as opposed to ours or otherwise implement discriminatory network management practices, our business could be negatively impacted.

Privacy concerns could limit our ability to collect and leverage our customer data and disclosure of customer data could adversely impact our business and reputation.

In the ordinary course of business, and in particular in connection with merchandising our service to our customers, we collect and utilize data supplied by our customers. We must comply with various international, federal and state laws and regulations related to the handling, use and protection of data, and may become subject to additional legislation in the future. Any actual or perceived failure to comply with data privacy laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for breach of contract, and other significant costs, penalties, and other liabilities, as well as harm to our reputation and market position.

Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the Internet regarding users' browsing and other habits. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect and use data, could have an adverse effect on our business. In addition, if we were to disclose data about our customers in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results.

Our reputation and relationships with customers would be harmed if our customer data, particularly billing data, were accessed by unauthorized persons.

We maintain personal data regarding our customers. This data is maintained on our own systems as well as those of third parties we use in our operations. With respect to billing data, such as credit card numbers, we do not store such information on our servers, but rely on third party services that are PCI DSS compliant for storing and accessing billing information. We take measures to protect against unauthorized intrusion into our customers' data. Despite those measures, we, our payment processing services and other third-party services we use could experience an unauthorized intrusion into our customers' data. In the event of such a breach, current and potential customers may become unwilling to provide the information to us necessary for them to become customers. Additionally, we could face legal claims for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. For these reasons, should an unauthorized intrusion into our customers' data occur, our business could be adversely affected.

We are subject to payment processing risk.

Our customers pay for our service using a variety of payment methods, including credit and debit cards. We rely on internal systems as well as those of third parties to process payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenue, operating expenses and operating results could be adversely impacted. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation, and, if not adequately controlled and managed, could create negative consumer perceptions of our service.

If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of proprietary information, invention assignment, non-competition and arbitration agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. We may also seek to enforce our proprietary rights through court proceedings. We have applied and we expect to apply for trademark registrations and the issuance of patents from time to time. Such applications may not be approved, third parties may challenge any copyrights, patents or trademarks issued to or held by us, third parties may knowingly or unknowingly infringe our intellectual property rights, and we may not be able to prevent infringement or misappropriation without substantial expense to us. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to mimic our service and methods of operations more effectively, the perception of our business and service to customers and potential customers may become confused in the marketplace, and our ability to attract customers may be adversely affected.

We currently hold various domain names relating to our brand. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for customers to find our web site and our service. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our web site, our recommendation and merchandising technology, title selection processes and marketing activities.

Trademark, copyright, patent and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content on our web site. From time to time, third parties may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, develop noninfringing technology, or otherwise alter our business practices on a timely basis in response to claims for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. Defending against intellectual property claims, whether they are with or without merit or are determined in our favor, would result in costly litigation and the diversion of technical and management personnel. It also may result in our inability to use our current web site, streaming technology, our recommendation and merchandising technology or inability to market our service and merchandise our products. As a result of such dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us which would adversely affect our business operations.

We are engaged in legal proceedings that could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention.

From time to time, we may be subject to litigation or claims that could negatively affect our business operations and financial position. We have previously been engaged in patent litigation with Clearplay. On October 12, 2017, the case was stayed until a final decision was rendered in the Disney Litigation. Pursuant to the Reorganization Plan and related Settlement Agreement, we have dropped our appeal of the judgment in the Disney Litigation, and, as a result, ClearPlay may now reassert one or more of its patent claims against us. As we grow, we expect the number of litigation matters against us to increase. These matters have included copyright infringements, which are typically expensive to defend. Litigation disputes could cause us to incur unforeseen expenses, could occupy a significant amount of our management's time and attention and could negatively affect our business operations and financial position.

We may seek additional capital that may result in stockholder dilution or others having rights senior to those of our Class B Common Stockholders.

From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on many factors, among others:

- our degree of success in capturing a larger portion of the overall market for entertainment video;

- the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

- the extent to which we acquire or invest in customer service, exclusive digital distribution of original content or technologies and other strategic relationships; and

- the costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds through the issuance of equity, equity-linked or debt securities, such securities may have rights, preferences or privileges senior to the rights of our Class B Common Stock and our stockholders may experience dilution.

We may lose key employees or may be unable to hire qualified employees.

We rely on the continued service of our senior management, including our CEO and co-founder Neal Harmon, members of our executive team, other key employees, and the hiring of new qualified employees. In our industry, there is substantial and continuous competition for highly skilled business, product development, technical and other personnel. We may not be successful in recruiting new personnel and in retaining and motivating existing personnel, which may be disruptive to our operations.

BUSINESS

Description of the Business

Angel Studios vision is to be the home of stories that amplify light. Angel Studios is a non-traditional movie studio. We provide filmmakers with the technology to create, fund, and distribute original content without the traditional overhead of a big budget movie studio. Through our platform, thousands of "Angel" investors choose with titles will be funded, created, and distributed, after which the filmmakers and audience are able to form passionate communities around their creative projects, making the story behind the story as important as the final project itself.

Business Plan

The Company was founded by four brothers, Neal, Daniel, Jeffrey, and Jordan Harmon, in 2013. As fathers of young children, they were searching for high-quality films and TV shows that were true, honest, noble, just, authentic, lovely, admirable, and excellent, or, in other words, **stories that amplify light**. The Company was originally called VidAngel. In March 2021, the company was renamed to Angel Studios.

Angel Studios is a community-driven movie studio that empowers audiences to decide what content gets produced and distributed, while creating communities around each project. Filmmakers pitch projects to the Angel Guild, a community of over 100k Angel Investors and Angel Guild Subscribers from all over the world who are all on a singular mission: to find stories and filmmakers that amplify light. After passing the Angel Guild, "Angel Investors" fund the ones they're most excited to see (via the Angel Funding Portal). Post-production, films and TV shows are delivered directly to viewers and grow as fans share with others. The Angel model has already produced three of the most successful crowdfunded shows of all time, including David, The Chosen, and The Wingfeather Saga.

The first project we launched for distribution was Dry Bar Comedy. Several hundred episodes later, Dry Bar Comedy is now one of the largest collections of clean comedy in the world and with almost 5 billion views it is being enjoyed by audiences of all ages. Shortly thereafter, we partnered with The Chosen Inc. (f/k/a The Chosen, LLC), or The Chosen, to produce a new type of television series where each season is funded by the audience. The Chosen went on to become the largest crowdfunded media project of all time, amassing an audience of more than 100 million and growing. David, another Angel Original scheduled for release in 2025, has since surpassed The Chosen as the largest crowdfunded media project of all time.

Building on our early successes, we have launched several new initiatives that focus on content in markets currently underserved by the traditional studio system.

This Easter, Angel Studios made headlines with the launch of its new theatrical division and release of "His Only Son", which debuted at #3 in the US box office. The innovative theatrical strategy adopted by Angel Studios combines the Angel Guild's predictive capabilities in identifying movies that deserve a theatrical release with the efficiency of crowd-funded prints and advertising funds. In addition, they offer a community-based in-person cinema experience in partnership with renowned theaters such as AMC, Cinemark, and Regal.

We are regularly testing, introducing, and building new and exciting community-based features to help us achieve the goal of finding and sharing stories with the world that amplify light.

History of the Business

General Corporate Matters

On February 22, 2021, the Company amended its certificate of incorporation to change the allocation of Class A and Class B Common Stock. More information on this can be found in the section entitled **"General Corporate Matters"** under Item 1, of our Form 1-SA filed September 28, 2021.

On August 16, 2021, the Amended and Restated Stockholders Agreement was approved and adopted by holders of the Company's Class B Common Stock (the "Class B Stockholders"). More information on this can be found in the section entitled **"General Corporate Matters"** under Item 1, of our Form 1-SA filed September 28, 2021. A copy of the Amended Agreement was filed as Exhibit 3.1, of our Form 1-U filed on August 18, 2021, and is incorporated by reference into this Annual Report on Form 1-A.

On September 24, 2021, pursuant to the recommendation of the Company's Board of Directors (the "Board"), and upon receipt of the requisite stockholder consent, the Company amended its Certificate of Incorporation and Bylaws. The following is a summary of the changes made

- The Company created additional classes of Common Stock
- The Company expanded the voting powers of its classes of Common Stock
- The Company expanded the potential size of its Board or Directors and set forth certain requirements for representation of each class of Common Stock.
- The Company added a clause that, subject to certain limited exceptions, causes its common stock to automatically convert to Class C common stock in the event of a transfer or sale.
- The Company made certain other changes to the language in the Amended Certificate to ease the burden of bringing in additional capital or entering new markets for capital.
- The Company made changes to its Bylaws that clarifies certain rights of first refusal in connection with transfers of the Company's capital stock.

The foregoing is a summary of the changes made and is not intended to be a complete description of the terms of the Amended and Restated Certificate of Incorporation (the "Amended Certificate") or Bylaws, and is qualified in its entirety by the Amended Certificate and the Bylaws, filed as Exhibits 3.1 and 3.2 of our Form 1-U filed on October 6, 2021, and incorporated by reference into this Annual Report on Form 1-A.

On January 20, 2022, the Board voted to increase the size of the Board of Directors from three, to five members. The Board then appointed Stephen Oskoui to serve as a Director of the Company. The Board subsequently reduced the size of the Board of Directors to four members. The Board also appointed Patrick Reilly, the Company's Chief Financial Officer, to serve as Secretary of the Company.

On June 3, 2022, the Board appointed Katie Liljenquist to serve as a Director of the Company. The Board then appointed Katie Liljenquist to serve as a representative director for the Class B stockholders, Neal Harmon to serve as a representative director for the Class F stockholders, and Paul Ahlstrom as a representative director for the Class A stockholders. There is currently no Class C representative director because the threshold number of shares of Class C common stock is not outstanding.

On June 20, 2022, the Board appointed Jordan Harmon as an officer of the Company and to serve as its President.

Regulation Crowdfunding Offering

The Company conducted a Regulation CF offering in March 2021. More information on this can be found in the section entitled **"Regulation Crowdfunding Offering"** under Item 1, of our Form 1-SA filed September 28, 2021.

Tender Offer

On October 1, 2021, the Company launched a tender offer for up to 1,424,734 shares of our outstanding common stock at a purchase price of $8.90 per share in cash. The tender offer resulted in the Company purchasing an aggregate of 948,822 shares of its common stock, or 431,425 shares of its Class A common stock and 517,397 shares of its Class B common stock.

Stock Transactions

On October 18, 2021, the Company sold 1,685,392 shares of its Class A Common Stock at the average price of $9.28 per share. The Company received $4,999,993 in cash, and the equivalent value of $10,649,895 in bitcoin for the shares. The shares were issued in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, by Section 4(a)(2) and/or Rule 506 of Regulation D thereunder. This transaction represented an issuance of 8.2% of our outstanding Class A Common Stock as of its completion.

On November 18, 2021, the Company sold 277,181 shares of its Class A Common stock at the price of $8.90 per share. The Company received $2,466,911 in cash for the shares. The shares were issued in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, by Section 4(a)(2) and/or Rule 506 of Regulation D thereunder. This transaction represented an issuance of 1.33% of our outstanding Class A Common Stock as of its completion.

Between February 14, 2023, and March 27, 2023, the Company sold 528,914 shares of its Class C Common stock at the price of $14.18 per share. The Company received $7,500,000 in cash for the shares. The shares were issued in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, by Section 4(a)(2) and/or Rule 506 of Regulation D thereunder. These transactions represented the issuance of 91.04% of our outstanding Class C Common Stock, and 2.13% of our total outstanding Common Stock, as of its completion.

Material Transactions

We entered into an Asset Purchase Agreement, selling substantially all of the assets and certain liabilities of our content filtering service, which operated the website known as VidAngel.com. More information on this can be found in the section entitled "**Material Agreements Entered into during the First Quarter of Fiscal Year 2021**" under Item 1, of our Form 1-K filed April 30, 2021.

On October 18, 2022, we entered into a new content license agreement with The Chosen (the "Chosen Agreement"), for the distribution and exploitation of certain audiovisual programs. This agreement is filed as Exhibit 3.1 of our Form 1-U filed on October 25, 2022.

The Company's Product and/or Services

We currently operate by offering and producing our own original content, distributing original content, consulting with content filmmakers, maintaining engagement with our existing users, conducting research and development to create new intellectual property, and devising new methods to monetize existing intellectual property.

Original Content

We announced the "Angel Studios" concept in December 2016, and immediately began accepting submissions for digital distribution, applications to perform comedy routines for the Dry Bar Comedy series, and applications from filmmakers interested in helping us produce original content.

We have received thousands of inquiries and applications to partner on various projects. As of the date of this filing, we have produced and filmed hundreds of original comedy specials from various up-and-coming comedians. We have also licensed several motion pictures for exclusive digital distribution.

Why are we making our own content? - We are not your typical media and entertainment company. We are guided by our "North Star" principle, which is to share stories with the world that amplify light. We do this by aligning our interests with those of the filmmakers and the audience and utilizing the wisdom of crowds to help guide decisions on the content that gets created. Certain users of our platform are selected to be part of the Angel Guild, which allows them to vote on filmmaker submissions and to decide whether or not the content amplifies light. If the content passes certain thresholds of the Angel Guild, we then seek to enter into agreements with the filmmakers to assist them in raising capital to fund the production of their content, while also securing the rights necessary to license, market and distribute the content. We currently film, produce, and distribute all specials for our Dry Bar Comedy series from our own studio and offices in Provo, UT.

In times of stress and worry, our original content has already helped hundreds of millions of people laugh out loud more than a billion times and provided tens of millions with hope during dark and uncertain times. We believe there has never been a better time to build a different media and entertainment company that allows You to "be part of stories that amplify light."

Theatrical Distribution

We launched our very first motion picture theatrical release, "Christmas with the Chosen: The Messengers", in concert with Fathom Events, in December 2021. The film grossed more than $13 million during its limited two-week run. Our second motion picture theatrical release, "The Chosen Season 3: Episode 1 & 2" was launched, in concert with Fathom Events, in November 2022. The film remained in theaters for just over 3 weeks, grossing more than $14.6 million domestically. In March 2023, we launched the very first motion picture theatrical release under our newly formed theatrical division, entitled "His Only Son". Like similar projects, we entered into a perpetual exclusive licensing arrangement with the filmmakers of His Only Son to distribute the motion picture. The film was produced on a budget of about $250,000 before being licensed to Angel Studios for global distribution and grossed an estimated $5.5 million in its opening weekend.

With our recent success in theatrical distribution, we are seeing an influx of filmmakers who are looking to work with us on releasing their content into the market. We hope to leverage these opportunities in line with our North Star principle to bring more shows to audiences around the world that amplify light.

Competition

Over-the-top, or OTT, media services has been one of the fastest growing segments in the media and entertainment industry. The OTT market was valued at approximately $79.1 billion in 2021 and is projected to reach approximately $114.1 billion by 2026, according to a study conducted by PWC.

The market for video entertainment is intensely competitive and subject to rapid change. As the industry continues to evolve, we will continue to face strong competition in every aspect of our business. We compete against other digital content distribution platforms where customers can stream exclusive and non-exclusive content on demand. A large portion of this competition comes from much larger companies that have resources and brand recognition that pose significant competitive challenges. Our success depends on our ability to differentiate how we identify, fund, and distribute our original content.

We compete against other entertainment video providers, such as multichannel video programming distributors ("MVPDs"), streaming entertainment providers (including those that provide pirated content), and more broadly against other sources of entertainment that our customers could choose in their moments of free time. We also compete against streaming entertainment providers and content producers in obtaining content for our service.

While consumers may maintain simultaneous relationships with multiple entertainment sources, we strive for consumers to choose us in their moments of free time. By aligning the desires of the consumer with that of the creator, we believe that the audience can play a much larger role in shaping the future of content and are working to create better ways for filmmakers to leverage the wisdom of the crowd in their creative process.

Intellectual Property

We regard our trademarks, service marks, copyrights, patents, domain names, trade dress, trade secrets, proprietary technologies, and similar intellectual property as important to our success. In addition, we rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual documents, to protect our proprietary technologies. We also seek to protect our intellectual property rights by requiring all employees and independent contractors involved in developing intellectual property on our behalf to execute acknowledgments that all intellectual property generated or conceived by them on our behalf or related to the work they perform for us is our property, and assigning to us any rights, title, and interest, including intellectual property rights, they may claim or have in those works or property, to the extent allowable under applicable law.

Despite our best efforts to protect our technology and proprietary rights by enforcing our intellectual property rights, licenses, and other contractual rights, unauthorized parties might still copy or otherwise obtain and use our software and other technology. As we continue to expand our operations, effective intellectual property protection, including copyright, trademark and trade secret protection might not be available or might be limited in foreign countries. Significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, companies in the communications and technology industries frequently own large numbers of patents, copyrights and trademarks and might threaten litigation or sue us based on alleged infringement or other violations of intellectual property laws. We are currently subject to, and expect to face in the future, allegations that we have infringed the intellectual property rights of third parties, including our competitors and non-practicing entities

Governmental/Regulatory Approval and Compliance

We are not subject to any governmental/regulatory approval or compliance.

Litigation

We currently are, and from time to time might again become, involved in litigation. Litigation has the potential to cause us to incur unexpected losses, some of which might not be covered by insurance but can materially affect our financial condition and our ability to continue business operations.

ClearPlay Litigation

In 2014, we responded to a contention by ClearPlay that we (VidAngel) infringed on certain ClearPlay patents by suing ClearPlay in the United States District Court for the Central District of California (the case was later transferred to Utah). In doing so, we requested judicial determinations that our technology and service did not infringe eight patents owned by ClearPlay and that the patents were invalid. In turn, ClearPlay counterclaimed against us alleging patent infringement. On February 17, 2015, the case was stayed pending *inter partes* review by the United States Patent and Trademark Office, or the USPTO, of several of ClearPlay's patents. We were not party to or involved in the USPTO's review of those patents. Owing to those proceedings, on May 29, 2015, the Utah trial court closed the case without prejudice to the parties' rights to reassert any or all claims later. In July and August 2015, many of ClearPlay's patent claims, including many of the claims asserted against us, were invalidated by the USPTO. Some of ClearPlay's other patent claims were upheld and still others were never challenged in the USPTO. Following the USPTO's rulings, ClearPlay appealed some of the USPTO's invalidity decisions to the United States Court of Appeals for the Federal Circuit. The findings of invalidity were all affirmed by the Federal Circuit on August 16, 2016. On

October 31, 2016, the magistrate judge, Brooke C. Wells, conducted telephonic status conferences in this and a related case brought by ClearPlay against DISH Network and ordered that both cases be re-opened. ClearPlay then requested, and we stipulated, to continue the time for the parties to file their proposed scheduling order to December 5, 2016. We subsequently accepted the dates proposed by ClearPlay for inclusion in the proposed scheduling order. ClearPlay, however, twice requested, and we twice stipulated to allow for, additional time to consider the dates it had proposed. On January 18, 2017, ClearPlay reneged on its agreement to enter into the proposed scheduling order and, instead, moved to stay all proceedings involving us. On January 19, 2017, we brought our own motion seeking entry of the proposed scheduling order. On February 2, 2017, we filed our opposition to the stay motion and, on February 15, 2017, ClearPlay filed its reply brief in support of its stay motion. On February 16, 2017, we filed our reply brief in support of our request for entry of a scheduling order. Magistrate Judge Wells granted ClearPlay's motion to stay the litigation at least until a decision is rendered on the preliminary injunction by the Ninth Circuit. On October 12, 2017, the magistrate judge ordered the case stayed again, this time until a final decision is rendered in the Disney Litigation. On February 14, 2018, Clearplay filed a claim in our chapter 11 proceeding seeking an unliquidated sum. On April 14, 2020, the Trustee filed an objection to the claim in the Bankruptcy Court seeking an order to disallow the claim in its entirety. On October 21, 2020, the Bankruptcy Court issued an order converting the Trustee's objection to Clearplay's claim in the Bankruptcy case to an adversary proceeding. The case was transferred to the United States District Court for the Central District of Utah.

On April 20, 2021, the court lifted the stay as the final decision in the Disney Litigation had been determined and we were no longer in bankruptcy. VidAngel Entertainment assumed responsibility for defense of the ClearPlay litigation, and any settlement discussions thereto, as part of the Asset Purchase Agreement. On November 4, 2021, we informed that court that we sold VidAngel and VidAngel Entertainment is the successor. On January 14, 2022, ClearPlay filed a response stating Angel Studios and VidAngel Entertainment is liable for past infringement as they are the successor to VidAngel. The Court has not yet addressed this issue.

On December 20, 2021, we served non-infringement and invalidity contentions concerning the patents asserted in this case. On January 7, 2022, ClearPlay filed a motion seeking to add additional causes of action under the Digital Millennium Copyright Act and Utah state law for alleged tortious interference, which we opposed on February 4, 2022. On June 23, 2022, the Court granted leave for ClearPlay to amend its complaint to add these claims but deferred to a later stage of the proceedings any ruling on the futility of the claims. We continue to pursue, contest, and defend this case vigorously, but as a result of the stays that have been entered in this case, the case remains in its early stages.

Other

The Company's principal address is 295 W Center Street, Provo, Utah 84601.

The Company conducts business in Utah.

Wholly Owned Subsidiaries

We created VAS Portal, LLC, a wholly-owned subsidiary, in 2018. We subsequently loaned VAS Portal, LLC $100,000 in the form of a promissory note, with interest at 2.89%, and due in full on January 2, 2020. The promissory note was subsequently amended to change the maturity date to June 30, 2021. This note was paid in full during 2021.

On January 2, 2019, we sold VAS Portal, LLC to Harmon Ventures, LLC, which is owned indirectly by our CEO, Mr. Harmon, and two of his brothers, Jeffrey Harmon and Daniel Harmon, for $1. The Company entered into a call option agreement with the related party that gives the Company the right to purchase all of the membership interest of VAS Portal, LLC for $1 at any time beginning upon (i) the occurrence of the confirmation of the plan for reorganization by the Bankruptcy Court or (ii) the termination of the Disney Litigation and the Bankruptcy proceeding and ending one year following the latest to occur of the foregoing. As part of the transaction, VAS Portal, LLC, entered into a Services Agreement with us to provide technology services related to the creation of a website and other assets for VAS Portal, LLC.

On September 28, 2020, we exercised our call option to purchase all of the membership interest of VAS Portal, LLC., from Harmon Ventures, LLC, however, we learned in 2021 that the transaction was not approved by the

Financial Industry Regulation Authority, or FINRA, and as such we currently have no ownership over VAS Portal, LLC. In October 2022, we loaned VAS Portal, LLC $60,000 in the form of a promissory note, with interest at 5.89%, and due in full on November 4, 2024. The promissory note was subsequently amended to change the maturity date to April 30, 2023. This note was paid in full in March 2023.

On February 20, 2020, we sold assets related to work done to establish a regulated broker-dealer to Harmon Ventures, LLC. The assets were sold in a transaction negotiated and approved by the trustee appointed in our Bankruptcy Case. On September 28, 2020, we purchased all of the membership interest in Studio Brokerage, LLC. The entity had no operations through December 31, 2022.

We created Skip TV Holdings, LLC., a wholly-owned subsidiary, on September 15, 2020. The assets related to our content filtering business were all transferred and assigned to Skip TV Holdings, LLC. as part of our Reorganization Plan. All related assets and liabilities of Skip TV Holdings, LLC was sold to a third party in March 2021.

We created Angel Studios OF I, LLC., a wholly-owned subsidiary, on July 14, 2021. This entity was formed to purchase a fifty percent interest in the building and entity we lease our corporate office space in Provo, UT. This purchase took place in July 2021.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past (3) years and their educational background and qualifications.

Name	Position	Age	Term of Office	Hours/Year (for part-time employees)
Neal Harmon*	Chief Executive Officer, Director	45	October 2013	n/a
Elizabeth Ellis	Chief of Operations	46	June 2015	n/a
Jordan Harmon*	President	32	June 2022	n/a
Jeffrey Harmon*	Chief Content Officer	40	October 2013	n/a
Patrick Reilly	Chief Financial Officer	42	March 2014	n/a
Paul Ahlstrom	Director	59	February 2014	n/a
Katie Liljenquist	Director	45	June 2022	n/a
Stephen Oskoui	Director	43	January 2022	n/a
Dalton Wright	Director	42	February 2014	n/a

*Neal Harmon, Jordan Harmon, and Jeffrey Harmon are brothers.

Biographical Information

Biographical information regarding our directors and executive officers is set forth below.

Neal Harmon, Chief Executive Officer and Class F Representative Director. Neal has served as our Chief Executive Officer since he helped co-found the Company in 2013. Neal is also a member of Harmon Ventures LLC, a Utah limited liability company, our largest stockholder. He is also a managing member of Harmon Brothers, LLC, a Utah limited liability company, a marketing agency he co-founded with his brothers. Neal worked for Orabrush, Inc. from 2009 to 2013, a company he co-founded, where he served in such capacities as Chief Operating Officer and as a member of the board. Since 2005, Neal has also worked for the Neal S Harmon Company, a Utah corporation, as a consultant, entrepreneur and investor, engaging in various activities such as designing and creating a trucking logistics dashboard, to connect shippers and private fleets. Neal received his master's degree from Brigham Young University in Instructional Psychology and Technology in 2002, and his undergraduate degree from Brigham Young University in American Studies in 2001.

Elizabeth Ellis, Chief of Operations. Liz Ellis is our Chief of Operations. Her duties include overseeing all operating, distribution, domestic and international operations, public relations, and human resources. She is an ICF Professional Certified Coach, and a Gallup-Certified Strengths Coach. From 2009 until she joined us, Liz was the Director of Human Relations and Office Manager at Orabrush, Inc., where she oversaw personnel and was responsible for various operational tasks. Liz holds a B.S. from Brigham Young University.

Jordan Harmon, President. Jordan is a co-founder and was recently appointed as our President. Prior to Angel, Jordan served as co-founder and Head of Marketing at Cove, a home security company. At Cove, Jordan was directly responsible for the marketing initiatives that helped Cove grow into a $100 million business in just four short years. Jordan previously served as Angel's Chief Marketing Officer in its VidAngel days and was a fractional CMO consultant at Harmon Brothers where he helped grow revenues at multiple companies by more than 300%. Jordan earned a B.S in Web Development and Design from Brigham Young University–Idaho.

Jeffrey Harmon, Chief Content Officer. Jeffrey is a co-founder and our Chief Content Officer. Jeffrey is also a member of Harmon Ventures LLC, a Utah limited liability company, our largest stockholder. He is also a managing-member of Harmon Brothers, LLC, a Utah limited liability company, which is an online-focused advertising and marketing company he co-founded with his brothers. Jeffrey co-founded Orabrush, Inc. in 2009 and served as its CEO from 2009-2010. He continued to serve as Chief Marketing Officer and Co-Founder of Orabrush from 2010 to 2013. He is currently active with other start-up companies and concepts. He attended Brigham Young University from 2006 to 2008, where he studied business marketing, traditional marketing, internet marketing and business administration.

Patrick Reilly, Chief Financial Officer. Patrick began providing consulting services in March 2014 and joined as the Director of Finance in February 2016. Patrick oversees all accounting and finance aspects of the business, including but not limited to budgeting, forecasting, auditing, financial statement preparation and funding. Patrick is a seasoned veteran of tech startups. Prior to joining us, Patrick served as the Financial Controller at Moki Mobility, Inc. a computer software company, from 2013 to February 2016, where he was responsible for all finance and accounting duties. From 2009 to 2013, Patrick was the Vice President of Finance and Financial Controller at Allegiance, Inc. (now Maritz CX), where he was responsible for all finance and accounting duties of the company. Patrick graduated from the University of Utah with his M.B.A in 2020 and holds a B.S. in Business Administration from Utah Valley University.

Paul Ahlstrom, Class A Representative Director. Paul joined as our director in 2014. Paul has served as Managing Director of Alta Ventures Mexico Fund I, LP since 2010, where his responsibilities include all aspects of investor relations, evaluating a business's products or services for potential investment opportunity, creating deal flow, negotiating the terms and conditions in financing rounds, serving as a board member of portfolio companies, and preparing financial statements and financial analysis. Over his career, Paul has directly participated in more than 125 venture capital investments and previously represented vSpring Capital on the boards of Ancestry.com, which was sold in 2007 to a private equity firm and went public in 2009 (NASDAQ:ACOM), Senforce, which was sold to Novell (NASDAQ: NOVL), and Altiris (NASDAQ:ATRS), which went public and was then sold to Symantec (NASDAQ: SYMC), GlobalSim and Aeroprise. Mr. Ahlstrom has also served as an advisor and board to many successful venture-backed startups including Rhomobile sold to Motorola, SpaceMonkey sold to Vivint, IsoTalent, Meridian Therapeutics, and Convert.com. Paul is the author of the popular book related to business startups, *Nail It Then Scale It*, and received his B.A. in Communications from Brigham Young University.

Katie Liljenquist, Class B Representative Director. Katie joined as our director in June 2022 and is the designated representative for our Class B stockholders. Katie was an early investor in VidAngel who wanted to promote uplifting entertainment that could be viewed by everyone. Katie currently teaches in the Executive Education program at the University of Utah and is an award-winning professor of negotiations. Katie provides highly customized training in negotiation for business executives across a wide range of industries. Katie studies the psychology of influence and decision making, has authored multiple articles in Harvard's *Negotiation* newsletter, and has been published in the premier scientific journal, *Science*. Katie earned a PhD in Management & Organizations from the Kellogg School of Business.

Dalton Wright, Director. Dalton joined as our director in 2014. Dalton has been a partner at Kickstart Seed Fund, L.P. since 2013, a seed-stage investment fund that develops close relationships with universities, angel groups and entrepreneurs to launch high-growth start-ups in both Utah and the Mountain West. Dalton serves as a director of numerous other corporate boards. From 2009 to 2012, Dalton was Senior Associate and Founding Team Member at Alta Ventures Mexico, a seed, venture, and growth capital fund targeting high growth companies in Mexico. Dalton graduated from the Wharton Business School at the University of Pennsylvania with his M.B.A. in 2014 and holds a B.A. in finance from the University of Utah.

Stephen Oskoui, Director. Stephen joined as our director in 2022. Stephen is Cofounder and Managing Partner of Gigafund. Before cofounding Gigafund, Stephen was a Venture Partner at Founders Fund. Prior to that, Stephen was Founder and CEO of Smiley Media, a performance-based marketing company that drove more than $1 billion in sales for its clients. In his role as Managing Partner of Gigafund, Stephen has made significant investments in SpaceX, Neuralink, and the Boring Company. He is a board member at Lambda School, Veryable, Sana Benefits, and Sunroom Rentals, as well as a board observer at Luminous Computing and Last Energy.

Employees

As of December 31, 2022, we employed 145 persons full time and 3 persons part time. None of our employees are covered by a collective bargaining agreement.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following securities:

Class of Security	Class F Common	Class A Common	Class B Common	Class C Common
Authorized Shares	15,500,000	27,500,000	4,000,000	38,000,000
Issued & Outstanding	9,912,072	10,959,165	3,348,988	24,272
Votes per Share	5	5	55	1

Ownership

The following table sets forth the name and ownership level of each person, as of the most recent practical date, who is the beneficial owner of 20 percent or more of any class of the issuer's outstanding equity securities, as of December 31, 2022.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Class F Common Stock	Harmon Ventures, LLC 295 W Center St Provo, UT 84601	8,886,464 shares	N/A	89.65%
Class A Common Stock	Gigafund 1, LP 555 E. 5th Street # 3127 Austin, TX 78701	3,637,047 shares	N/A	33.19%
Class A Common Stock	Alta Ventures Mexico Fund I, LLC 3315 Mayflower Avenue, Suite #1 Lehi, UT 84043	3,160,318 shares	N/A	28.84%

Class A Common Stock	Kickstart Seed Fund II, LLP 2750 E. Cottonwood Parkyway #160 Cottonwood Heights, UT 84121	1,356,303	Option exercisable for 908 shares of Class A Common Stock	12.38%
Class C Common Stock	Anniele Harmon 295 W Center St Provo, UT 84601	24,380	N/A	46.83%
Class C Common Stock	JK Andrus Investments, LLC 5008 S Marilyn Drive Holladay, UT 84117	22,471	N/A	43.17%
Class C Common Stock	Trisha Harmon 295 W Center St Provo, UT 84601	5,205	N/A	10.00%

As of December 31, 2022, Harmon Ventures owned 36.61% of our total outstanding shares of capital stock, Gigafund 1, LP owned 14.98% of our total outstanding shares of capital stock, Alta Ventures Mexico Fund I owned 13.02% of our total outstanding shares of capital stock, Kickstart Seed Fund II, LLP owned 5.59% of our total outstanding shares of capital stock, Anniele Harmon owned 0.1% of our total outstanding shares of capital stock, JK Andrus Investments, LLC owned 0.08% of our total outstanding shares of capital stock, and Trisha Harmon owned 0.02% of our total outstanding shares of capital stock.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

You should read the following information together with our financial statements and related notes appearing in Exhibit A of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements.

Results of Operations

The following represents our performance highlights:

	For the Year Ended December 31,		Change	
	2022	2021	2022 vs. 2021	
Revenues:				
Revenues	$ 75,516,562	$ 122,793,064	$ (47,276,502)	-39%
Operating Expenses:				
Cost of revenues	$ 40,392,001	$ 77,129,092	$ (36,737,091)	-48%
Sales and marketing	19,257,984	15,940,749	3,317,235	21%
General and administrative	12,049,547	11,770,089	279,458	2%
Research and development	12,345,518	4,939,002	7,406,516	150%
Write-down of digital assets	5,065,413	2,737,658	2,327,755	85%
Legal expenses	802,044	585,444	216,600	37%
Total Operating Expenses:	$ 89,912,507	$ 113,102,034	$ (23,189,527)	-21%

Revenues

Our primary source of revenue is the sale of digital and physical products related to content we either produce ourselves or distribute for third parties. In 2022, the significant decrease in revenues was largely related to the delay in release of season 3 of The Chosen and increased economic uncertainty. Season 2 was released in early 2021, which brought in additional digital and physical media sales revenue, whereas Season 3 of The Chosen did not release until the end of 2022. As a result of this delay, we saw a significant decrease in sales of both digital and physical products.

Operating Expenses

Our cost of revenues decreased significantly in 2022 as the decreased revenues resulted in lower licensing and royalty costs, lower cost of goods sold on merchandise, and lower transaction processing costs.

The increase in sales and marketing expense was primarily due to an increase in advertising costs and increased headcount of our sales and marketing team. As the company continues to bring on additional content, this cost will be expected to continue to rise.

Higher general and administrative costs were related to the increased support staff necessary to manage the continued and expected growth of the business, while higher research and development costs were due to the addition of headcount necessary to continue our focus on improving existing products, optimizing existing services, and developing new technology to better meet the needs of our customers and partners.

In 2021, we invested an aggregate of approximately $10,600,000 in bitcoin to further diversify returns on cash and cash equivalents balances that are not required to maintain adequate operating liquidity. As of December 31, 2022 and 2021, the current carrying value of the digital assets exceeded the fair value based on open markets and as such we recorded an impairment loss of $5,065,413 and $2,737,658, respectively on the digital assets.

Legal expenses have remained relatively small during the periods ended 2022 and 2021.

Liquidity and Capital Resources

Operating and Capital Expenditure Requirements

| | For the Year Ended December 31, | | Change | |
	2022	2021	2022 vs. 2021	
Cash and cash equivalents	$ 10,721,628	$ 24,258,513	$ (13,536,885)	-56%
Accrued settlement costs	4,855,859	5,064,232	(208,373)	-4%
Note Payable	$ 2,000,000	$ -	$ 2,000,000	100%

Cash and cash equivalents decreased $13.54 million in the twelve months ended December 31, 2022, primarily due to a decrease in sales and investments made in affiliates.

To date, we have funded a significant portion of our operations through private and public offerings of common stock. As of December 31, 2022, we had cash on hand of $10,721,628. We have accrued settlement costs in the amount of $9,016,072, payable over forty-seven (47) remaining equal quarterly installments of $176,786. The expense was recorded at the present value of the obligation with an imputed interest rate of 10% during 2021. The short-term obligation related to these settlement costs as of December 31, 2022, was $230,005, and the long-term portion is $4,625,854. We also had a note payable for a print and advertising note in the amount of $2,000,000 that was due and fully paid in March 2023. As we continue to grow, we expect to raise additional funds to cover any shortfall in operating needs. We raised $7,500,000 during the first quarter of 2023 through equity raises and plan to continue to raise additional capital during 2023. We project that our existing capital resources will be sufficient to meet our operating requirements for at least the next 12 months.

We may need to raise additional funds to invest in growth opportunities, product development, sales and marketing, and other purposes. Our future capital requirements will depend on many factors, including our growth rate; the level of investments we make in product development, sales and marketing activities, and other investments to support the growth of our business, and may increase materially from those currently planned.

We may seek to raise additional funds through equity financing. Any additional equity financing likely would be dilutive to existing stockholders. At this time, we have no commitments for additional capital funds.

Regulation CF Offering

On March 18, 2021, the Company commenced an offering pursuant to Regulation CF of the Securities Act of 1933, as amended (the "Regulation CF Transaction"). The Company sold 561,797 shares of our Class B Common

Stock at a price of $8.90 per share. The Regulation CF Transaction was conducted through VAS Portal, LLC (the "Intermediary"). The Intermediary received 5% of the total amount raised in the transaction (the "Intermediary Fee"). Net of the Intermediary Fee and other associated fees, the Company received $4,611,328 of net proceeds from the Offering.

Tender Offer

On October 1, 2021, the Company commenced a tender offer for up to 1,424,734 shares of our outstanding common stock at a purchase price of $8.90 per share in cash. The tender offer resulted in the Company purchasing an aggregate of 948,822 shares of its common stock for a total of $8,444,516 in cash.

Secondary Stock Transactions

On October 18, 2021, the Company sold 1,685,392 shares of its Class A Common Stock at the average price of $9.28 per share. The Company received $4,999,993 in cash, and the equivalent value of $10,649,895 in bitcoin for the shares.

On November 18, 2021, the Company sold 277,181 shares of its Class A Common stock at the price of $8.90 per share. The Company received $2,466,911 in cash for the shares.

Between February 14, 2023, and March 27, 2023, the Company sold 528,914 shares of its Class C Common stock at the price of $14.18 per share. The Company received $7,500,000 in cash for the shares. To date, we have funded our operations through private and public offerings of common stock. As of December 31, 2021, we had cash on hand of $10,721,628. We have an outstanding, non-interest-bearing promissory note in the amount of $8,308,929, payable over fifty-one (47) remaining equal quarterly installments of $176,786. The expense was recorded at the present value of the obligation with an imputed interest rate of 10%. The short-term obligation related to this note as of December 31, 2021, was $230,005, and the long-term obligation is $4,625,854. We project that our existing capital resources will be sufficient to meet our operating requirements for at least the next 12 months.

We may need to raise additional funds to invest in growth opportunities, product development, sales and marketing, and other purposes. Our future capital requirements will depend on many factors, including our growth rate; the level of investments we make in product development, sales and marketing activities, and other investments to support the growth of our business, and may increase materially from those currently planned.

We may seek to raise additional funds through equity financing. Any additional equity financing likely would be dilutive to existing stockholders. At this time, we have commitments for additional capital funds.

Material Changes and Other Information

Trends and Uncertainties

Our business currently generates a significant portion of our total revenue from distribution activities related to our agreement with The Chosen or the Chosen Agreement. The Chosen Agreement outlines the current contractual arrangement between the parties. Revenue from distribution activities related to the Chosen Agreement currently accounts for a large percentage of our revenue. If a material breach of the Chosen Agreement were to ever occur, and if The Chosen was able to terminate the Chosen Agreement as a result of the material breach, it would likely have a material adverse impact on our business, results of operations, and financial condition.

The Chosen is currently seeking to terminate the Chosen Agreement for certain alleged material breaches (the "Alleged Breaches") of contract in accordance with Section 14 of the Chosen Agreement. We strongly dispute the allegations. We do not agree we have breached the License Agreement, that any alleged breaches would be sufficiently "material" to warrant termination of the agreement, or that any alleged breaches have not been fully cured. Out of an abundance of caution, and under protest, we took actions to cure all of the Alleged Breaches within the timeframe allowed under the Chosen Agreement. We intend to vigorously defend our interests in this matter.

The Chosen's notice of termination indicated that it will hold the termination of the Chosen Agreement in abeyance pending arbitration on the matter. Unless and until an unfavorable outcome of the arbitration is determined, we will continue to perform all of our respective obligations under the Chosen Agreement.

We are currently working with several new filmmakers on new and exciting projects. However, there is no guarantee that we will be able to earn as much revenue from these projects as we do from The Chosen. If we are unable to successfully monetize other projects besides The Chosen, this may have a material adverse impact on our business, results of operations, and financial condition.

Furthermore, our ability to monetize the content we distribute is heavily reliant on factors currently outside of our control, including, but not limited to, the potential loss of key talent, the potential for budget overruns, the quality of the content produced, the timeliness of the production and subsequent release schedule, and the relationship of the creator with the audience. If we are unable to find ways to mitigate the risks associated with these external factors, it may have a material adverse impact on our business, results of operations, and financial condition.

Restrictions on Transfer

Holders of our Class B Common Stock are subject to the restrictions on transfer set forth in our Stockholders Agreement. Under the terms of our Stockholders Agreement, the transfer of Class B Common Stock will be subject to a right of first refusal exercisable by the Company. The Company also has the right to assign its right of first refusal to another party. Prior to any transfer or proposed transfer of shares, the transferring shareholder, or the Seller, is required to give written notice to us of such proposed transfer.

Furthermore, any Securities sold pursuant to Regulation CF being offered may not be transferred by any holder of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the holder of such securities or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the holder of such securities or the equivalent, or in connection with the death or divorce of the holder of such securities or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Affiliated Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company, any person who is the beneficial owner of 10% or more of the Company's outstanding equity securities, and any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Promotion and Marketing Services Agreement with Harmon Brothers, LLC.

We entered into a "Promotion and Marketing Services Agreement" (the "HB Marketing Agreement") with Harmon Brothers, LLC (or "HB") dated July 23, 2021. Neal Harmon and Jeffrey Harmon own a majority interest in HB.

HB is in the business of providing Internet-based and multi-media promotion and marketing services, including the design, implementation, and execution of promotional and Web-based advertising campaigns. In exchange for the promotion and marketing services provided by HB, we paid $1,962,172 to HB in 2022.

Investment in Tuttle Twins Show, LLC

In July 2022, we purchased an 8% interest in the Tuttle Twins Show, LLC, ("Tuttle Twins") for $1,703,141. Daniel Harmon, one of Neal and Jeffrey Harmon's brothers, is the President of, and a Director for Tuttle Twins. The total purchase price was $1,747,980. During the related party period, the Company recognized expenses of $52,000 from this entity for marketing and cost of goods sold services during the year.

Investor Rights and Voting Agreement

We entered into an Investor Rights and Voting Agreement, or Investor Agreement, dated February 27, 2014, with certain of our investors, including Alta Ventures Mexico Fund I, the manager of which is Paul Ahlstrom, one of our directors. The Investor Agreement requires us to provide certain information and inspection rights, provides for confidentiality, and requires the parties to this agreement to vote their respective shares of common stock in a manner which maintains the number of directors on the Board at no more than five and to elect as a director an individual designated by Alta Ventures Mexico Fund I for so long as it owns at least 1,000,000 shares of our common stock.

OTHER INFORMATION

Bad Actor Disclosure

We are not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah on April 28, 2023.

Angel Studios, Inc.

By: /s/ Neal S. Harmon
Name: Neal S. Harmon
Title: Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Neal S. Harmon Neal S. Harmon	Chief Executive Officer and Director (Principal Executive Officer)	April 28, 2023
/s/ Patrick Reilly Patrick Reilly	Chief Financial Officer (Principal Financial and Accounting Officer)	April 28, 2023

/s/ Dalton Wright	Director	April 28, 2023
Dalton Wright		
/s/ Paul Ahlstrom	Director	April 28, 2023
Paul Ahlstrom		
/s/ Katie Liljenquist	Director	April 28, 2023
Katie Liljenquiest		

EXHIBITS

Exhibit A. Audited Financial Statements



ANGEL STUDIOS, INC.

Consolidated Financial Statements
As of December 31, 2022 and 2021
and For the Years Then Ended

Together with Independent Auditors' Report

Report of Independent Public Accounting Firm

To the Board of Directors and Management of
Angel Studios, Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Angel Studios, Inc. and subsidiaries (collectively, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Tanner LLC

We have served as the Company's auditor since 2016.
Salt Lake City, Utah

April 28, 2023

Consolidated Balance Sheets *As of December 31,*

	2022	2021
Assets		
Current assets:		
Cash and cash equivalents	$ 10,721,628	$ 24,258,513
Accounts receivable	7,189,526	10,440,538
Physical media inventory	500,680	1,869,913
Notes receivable, current	2,189,596	1,357,117
Prepaid expenses and other	1,620,547	3,706,963
Total current assets	22,221,977	41,633,044
Certificate of deposit	154,187	152,273
Property and equipment, net	1,331,647	714,307
Content, net	1,227,675	798,014
Intangibles, net	2,060,139	2,133,089
Digital assets, net	2,846,825	7,912,238
Investments in affiliates	2,773,399	957,811
Notes receivable, net of current portion	4,743,695	4,962,617
Operating lease assets	1,952,890	-
Other long-term assets	74,924	45,095
Total assets	$ 39,387,358	$ 59,308,488
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,018,843	$ 1,266,833
Accrued expenses	6,894,779	16,484,098
Note payable	2,000,000	-
Current portion of operating lease liability	652,265	-
Deferred revenue	633,635	1,682,116
Current portion of accrued settlement costs	230,005	208,373
Total current liabilities	11,429,527	19,641,420
Accrued settlement costs, net of current portion	4,625,854	4,855,859
Operating lease liability, net of current portion	1,330,815	-
Deferred tax liability, net	-	434,946
Total liabilities	17,386,196	24,932,225
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.001 par value, 85,000,000 and 85,000,000 shares authorized, respectively; 24,272,281 and 24,699,664 shares issued and outstanding, respectively	24,272	24,699
Additional paid-in capital	41,215,939	39,538,876
Accumulated deficit	(19,239,049)	(5,187,312)
Total stockholders' equity	22,001,162	34,376,263
Total liabilities and stockholders' equity	$ 39,387,358	$ 59,308,488

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations *For the Years Ended December 31,*

	2022	2021
Revenues, net	$ 75,516,562	$ 122,793,064
Operating expenses:		
Cost of revenues	40,392,001	77,129,092
Selling and marketing	19,257,984	15,940,749
General and administrative	12,049,547	11,770,089
Research and development	12,345,518	4,939,002
Write-down of digital assets	5,065,413	2,737,658
Legal expenses	802,044	585,444
Total operating expenses	89,912,507	113,102,034
Operating income (loss)	(14,395,945)	9,691,030
Other income (expense):		
Gain on disposal of business	-	8,275,272
Interest expense	(694,374)	(514,385)
Interest income	614,426	485,873
Total other income (expense), net	(79,948)	8,246,760
Income (loss) before income tax provision (benefit)	(14,475,893)	17,937,790
Income tax provision (benefit)	(765,185)	819,179
Net income (loss)	$ (13,710,708)	$ 17,118,611
Net income (loss) per common share - basic	$ (0.565)	$ 0.755
Net income (loss) per common share - diluted	$ (0.533)	$ 0.702
Weighted average common shares outstanding - basic	24,264,683	22,671,810
Weighted average common shares outstanding - diluted	25,703,235	24,397,122

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity   *For the Years Ended December 31, 2022 and 2021*

| | Common Stock | | | | | Additional | | Total |
	Class A Shares	Class B Shares	Class C Shares	Class F Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholders' Equity
Balance as of December 31, 2020	18,255,976	3,313,335	-	-	$ 21,569	$ 13,563,758	$ (15,340,915)	$ (1,755,588)
Stock options exercised	1,136,696	-	-	-	1,137	477,309	-	478,446
Issuance of common stock, net of issuance costs of $388,665	1,962,573	561,745	456,364	-	2,981	26,785,724	-	26,788,705
Transfer of Common stock	(52,056)	-	52,056	-	-	-	-	-
Repurchase of Common stock	(460,962)	(526,063)	-	-	(988)	(1,818,510)	(6,965,008)	(8,784,506)
Stock-based compensation expense	-	-	-	-	-	530,595	-	530,595
Net income	-	-	-	-	-	-	17,118,611	17,118,611
Balance as of December 31, 2021	20,842,227	3,349,017	508,420	-	$ 24,699	$ 39,538,876	$ (5,187,312)	$ 34,376,263
Stock options exercised	77,012	-	-	-	77	258,778	-	258,855
Transfer of Common stock	(9,912,072)	-	-	9,912,072	-	-	-	-
Repurchase of Common stock	(48,002)	(29)	(456,364)	-	(504)	(85,684)	(341,029)	(427,217)
Stock-based compensation expense	-	-	-	-	-	1,503,969	-	1,503,969
Net loss	-	-	-	-	-	-	(13,710,708)	(13,710,708)
Balance as of December 31, 2022	10,959,165	3,348,988	52,056	9,912,072	$ 24,272	$ 41,215,939	$ (19,239,049)	$ 22,001,162

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows *For the Years Ended December 31*

	2022	2021
Cash flows from operating activities:		
Net income (loss)	$ (13,710,708)	$ 17,118,611
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation and amortization	665,920	303,706
Amortization of operating lease assets	453,996	-
Stock-based compensation expense	1,503,969	4,592,235
Investments in affiliates gain	(67,608)	(12,551)
Impairment of digital assets	5,065,413	2,737,658
(Gain) on disposal of business	-	(8,275,272)
Change in deferred income taxes	(434,946)	434,946
Change in operating assets and liabilities:		
Accounts receivable	3,251,012	(9,235,018)
Physical media inventory	1,369,233	(1,084,025)
Prepaid expenses and other assets	2,056,587	(3,139,659)
Content	(504,609)	(820,788)
Deposits	-	(5,500)
Certificate of deposit	(1,914)	(1,139)
Accounts payable and accrued expenses	(9,837,309)	12,508,233
Deferred revenue	(1,048,481)	141,993
Operating Lease Liabilities	(423,806)	-
Net cash and cash equivalents provided by (used in) operating activities	(11,663,251)	15,263,430
Cash flows from investing activities:		
Purchases of property and equipment	(1,135,362)	(780,435)
Purchases of intangible assets	-	(2,188,489)
Investments in affiliates	(1,747,980)	(945,260)
Issuance of note receivable	(3,392,877)	(1,660,891)
Repayments of note receivable	2,779,320	846,318
Disposition of business	-	(880,787)
Net cash and cash equivalents used in investing activities	(3,496,899)	(5,609,544)
Cash flows from financing activities:		
Exercise of stock options	258,855	478,446
Repayment of accrued settlement costs	(208,373)	(188,775)
Receipt of notes payable	2,000,000	-
Issurance of common stock	-	12,465,834
Repurchase of common stock	(427,217)	(8,784,506)
Equity financing fees	-	(388,664)
Net cash and cash equivalents provided by financing activities	1,623,265	3,582,335
Net increase (decrease) in cash and cash equivalents	(13,536,885)	13,236,221
Cash and cash equivalents at beginning of year	24,258,513	11,022,292
Cash and cash equivalents at end of year	$ 10,721,628	$ 24,258,513
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 498,769	$ 518,368
Cash paid (refunded) for income taxes	(2,078,744)	2,350,000
Supplemental schedule of noncash financing activities		
Class C share stock issuance	$ -	$ 4,061,640
Operating lease obligations incurred to obtain operating lease assets	2,406,886	-

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Description of Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation

The Company comprises Angel Studios, Inc. and its wholly owned subsidiaries Dry Bar Comedy, LLC (a Utah limited liability company organized on January 20, 2017), Skip TV Holdings, LLC, (a Utah limited liability company organized on September 15, 2020 and sold in March 2021), Angel Studios Licensing, LLC, (a Utah limited liability company organized on September 15, 2020), Angel Studios OF I, LLC, (a Utah limited liability company organized on July 14, 2021), Studio Brokerage, LLC (a Utah limited liability company organized on October 8, 2019), Angel Acceleration Fund Management, LLC (A Delaware limited liability company organized on July 15, 2022), and Angel Acceleration Fund GP, LLC (A Delaware limited liability company organized on June 17, 2022) (collectively, the Company). Angel Studios, Inc. was originally organized as a Utah limited liability company on November 13, 2013. On February 7, 2014, the entity converted to a Delaware corporation. The Company's mission is to share stories with the world that amplify light. This is done by aligning the Company's interests with those of the creators and the audience and utilizing the wisdom of crowds to help guide decisions on the content that gets created.

Principles of Consolidation

The consolidated financial statements include the accounts of Angel Studios, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated economic useful lives of property and equipment, the period of use for capitalized content production costs, intangible assets, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

Concentrations of Credit Risk

The Company's cash is held in non-interest-bearing and interest-bearing accounts that may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. If such banking institutions were to fail, the Company could lose all or a portion of those amounts held in excess of such insurance limitations. For example, the FDIC took control of Silicon Valley Bank (SVB), where the Company held a portion of their cash and cash equivalents. The Federal Reserve subsequently announced that account holders would be made whole, and the Company once again received access to all of their cash and cash equivalents. However, the FDIC may not make all account holders whole in the event of future bank failures. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders' access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that the Company may experience in the future or inability for a material time period to access our cash and cash equivalents could have an adverse effect on the Company's ability to pay its operational expenses or make other payments, which could adversely affect the business.

In 2021, the Company saw a need to further diversify and maximize returns on cash balances that are not required to maintain adequate operating liquidity. As such, the Company implemented a policy that would allow for the investment of a portion of its cash in certain specified alternative reserve assets. Thereafter, the Company invested an aggregate of approximately $10,600,000 in bitcoin under this policy as of December 31, 2021. The Company believes their bitcoin holdings are highly liquid. However, digital assets may be subject to volatile market prices, which may be unfavorable at the time when the Company wants or needs to liquidate them. The Company recorded an impairment of $5,065,413 and $2,737,658 on the digital assets during the years ended December 31, 2022 and 2021, respectively.

Major vendors are defined as those vendors having expenditures made by the Company which exceed 10% of the Company's total cost of revenues. Concentrations of vendors were as follows for the year ended December 31:

	2022	2021
Vendor A	41%	59%
Vendor B	13%	17%

No individual customers had revenues that were 10% or more of total revenues for the years ended December 31, 2022 and 2021.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2022, and 2021, these cash equivalents consisted of money market accounts.

Accounts Receivable

The Company records its accounts receivable at sales value and establishes specific reserves for those customer accounts identified with collection problems due to insolvency or other issues. The Company's accounts receivable are considered past due when payment has not been received within 30 days of the invoice date. The amounts of the specific reserves are estimated by management based on various assumptions including the customer's financial position, age of the customer's receivables, and changes in payment schedules and histories.

Account balances are charged off against the allowance for doubtful accounts receivable when the potential for recovery is remote. Recoveries of receivables previously charged off are recorded when payment is received. The allowance for doubtful accounts receivable was $0 as of December 31, 2022 and 2021.

Physical Media Inventory

Physical media inventory consists of Apparel, DVD's, Blu-ray's, books, and other merchandise purchased for resale, related to content Angel Studios is distributing. Physical media inventory is recorded at average cost. The Company periodically reviews the physical media inventory for excess supply, obsolescence, and valuations above estimated realization amounts, and provides a reserve to cover these items. Management determined that no allowance for physical media inventory was necessary as of December 31, 2022 and 2021.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment	3 years
Production equipment	1 year
Leasehold improvements	1 year
Furniture and fixtures	3 years
Warehouse equipment	3 - 5 years
Computer software	2 years

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the statements of operations.

Content

The Company produces content for Dry Bar Comedy shows that are recorded and streamed through various channels. The Company capitalizes costs associated with the production, including development costs, direct costs, and production overhead. The Company amortizes the content assets in cost of revenues on the consolidated statements of operations over the period of use, which we estimate to be 10 years, beginning with the month of first availability. The amortization is calculated using the straight-line method.

Intangible Assets

Intangible assets consist of domain names the company has acquired and is stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated economic useful lives of the domain names of approximately 30 years.

Impairment of Long-Lived Assets

No significant write-downs occurred during the years ended December 31, 2022 and 2021.

Investments in Affiliates

Investments in affiliates represent the Company's investments in a noncontrolling interest real estate joint venture. The Company's investments where the Company has significant influence, but does not control, and joint ventures which are variable interest entities ("VIE") in which the Company is not the primary beneficiary, are recorded under the equity method of accounting in the accompanying consolidated financial statements.

Under the equity method, the Company's investment is stated at cost and adjusted for the Company's share of net earnings or losses and reduced by distributions. Equity in earnings is recognized based on the Company's ownership interest in the earnings of the VIE.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. To achieve the core principle of Topic 606, the Company applies the following five steps: 1) Identify the contract with the customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to performance obligations in the contract; and 5) Recognize revenue when or as the Company satisfies a performance obligation. The following components represent the most significant portions of revenue being recognized:

Filtering Subscription Revenue

Prior to the sale of VidAngel (see Note 6), the Company offered subscriptions to use its proprietary content filtering technology in conjunction with many of today's popular streaming services for a monthly fee. Customers subscribe for this service online through the Company's website. The customer is charged the full price at the start of the subscription period, and monthly thereafter, which amount is initially recognized as deferred revenue and recognized as revenue daily as the subscription service is provided. During the time that the customer owns a subscription, the Company gives the customer access to its patented video streaming technology that permits the customer to direct their individual viewing experience by allowing them to remove certain audio or video segments that contain material that may be considered objectionable by a member of the private household to use in conjunction with other popular video streaming platforms. Access to this technology is available during the entire period of the subscription and is extinguished at the end of the subscription period in which the customer cancels their subscription. Any incentive allowances provided to customers such as credits and free subscription periods are recorded as reductions of revenue. Filtering subscription revenue is recognized over time, typically in daily increments as the customers pay on a monthly basis.

Digital and Physical Media Revenue

The Company has partnered with creators to distribute the creators licensed original content and related merchandise. Digital delivery represents streaming-based delivery of content via the Company's platforms. Physical media represents Blu-Ray, DVD discs, various books, and other intellectual property. Revenue is recognized as products are delivered upon streaming, or upon shipment of physical media. Digital and physical media revenue is recognized at a point in time – when streamed digitally, or when physically shipped.

Theatrical Release Revenue

Prior to the digital release of licensed content, the Company might provide the option to pay for and watch certain content as part of a theatrical release. Revenue from these events are recognized at a point in time – when the theatrical showing actually takes place.

Content Licensing

The Company receives content licensing revenue by publishing its content on third-party platforms. The Company grants the third-party platforms a license to display the Company's content to the customers of the third-party platforms. The third-party platforms are interested in increasing traffic on their platforms, and the third-party platforms pay the Company based on impressions delivered, or the number of actions, such as clicks, taken by users viewing the Company's content via the third-party platforms. The Company recognizes revenue in the period in which the impressions or actions occur, at a point in time. The third-party platforms provide the Company monthly reports of the Company's revenue.

The following table presents the Company's revenue recognized over time or at a point in time (as previously described) for the years ended December 31:

	2022	2021
Over time revenue	$ 1,589,314	$ 1,208,979
Point in time revenue	73,927,248	121,584,085
Total revenues, net	$ 75,516,562	$ 122,793,064

Stock-Based Compensation

Stock-based payments made to employees, including grants of employee stock options, are measured using a fair value-based method (see Note 10). The related expense is recorded in the statements of operations over the period of service.

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled $15,797,870 and $12,786,623 for the years ended December 31, 2022 and 2021, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

Operating Leases

In February 2016, the FASB issued ASU No. 2016-02 to replace existing lease guidance with ASC 842, Leases. Under the new guidance, lessees will be required to recognize for all leases (with the exception of short-term leases) a lease liability, measured on a discounted basis, and a right-of-use-asset. The accounting for lessors is largely unchanged. The Company adopted this standard on January 1, 2022.

The Company leases several office spaces which are accounted for as operating leases. Lease payments are due monthly and are based on the fixed terms in the leases. During the course of adopting ASC 842, the Company applied various practical expedients including:

- The package of practical expedients (applied to all leases) that allowed lessees and lessors not to reassess:

  o   whether any expired or existing contracts are or contain leases,
  o   lease classification for any expired or existing leases
  o   whether initial direct costs for any expired or existing leases qualify for capitalization under ASC 842

- The transition practical expedient for lessees that allowed businesses to not separate lease and non-lease components. The Company applied the practical expedient to all classes of underlying assets when valuing right-of-use assets and lease liabilities.

The Company applied the modified retrospective method of adoption and elected to continue to apply the guidance in ASC 840 Leases to the comparative periods presented in the year of adoption. Under this transition method, the Company applied the transition provisions starting at the date of adoption. The cumulative effect of the adoption of ASC 842 on the January 1, 2022 consolidated balance sheets was as follows:

	Balance at December 31, 2021	Adjustments due to ASC 842	Balance at January 1, 2022
Assets			
Operating lease assets	$ -	$ 795,623	$ 795,623
Liabilities			
Current portion of long-term lease liability	$ -	$ (348,750)	$ (348,750)
Long-term lease liability, net of current portion	$ -	$ (446,873)	$ (446,873)

The primary impact of adoption was due to the recognition of a right of use asset and lease liabilities for an office lease.

2.   **Property and Equipment**

Property and equipment consisted of the following as of December 31:

	2022	2021
Computer equipment	$ 1,074,823	$ 644,869
Production equipment	251,392	246,639
Leasehold improvements	589,338	238,280
Furniture and fixtures	338,134	190,801
Warehouse equipment	57,936	25,478
Computer software	242,810	73,004
	2,554,433	1,419,071
Less accumulated depreciation and amortization	(1,222,786)	(704,764)
	$ 1,331,647	$ 714,307

9

Depreciation and amortization expense on property and equipment for the years ended December 31, 2022 and 2021 was $518,022 and $225,532, respectively. During 2021, the company wrote-off approximately $13,507 in assets that were either fully depreciated or sold as part of the VidAngel disposition.

3. Content assets

Content consisted of the following as of December 31:

		2022		2021
Content	$	1,325,397	$	820,788
Less accumulated amortization		(97,722)		(22,774)
	$	1,227,675	$	798,014

Amortization expense on content for the years ended December 31, 2022 and 2021 was $74,948 and $22,774, respectively.

4. Intangible assets

Intangible assets consisted of the following as of December 31:

		2022		2021
Domain names	$	2,188,489	$	2,188,489
Less accumulated amortization		(128,350)		(55,400)
	$	2,060,139	$	2,133,089

Amortization expense on intangible assets for the years ended December 31, 2022 and 2021 was $72,950 and $55,400, respectively.

5. Accrued Settlement Costs

In September 2020, the Company recorded an expense on the statements of operations and an accrued settlement cost on the consolidated balance sheets for $5,297,359 as a result of a settlement from a litigation claim. The total amount of the damages awarded in the litigation was $9,900,000, payable over 14 years without interest, which was recorded as an expense of $5,297,359 during the year ended December 31, 2020. The Company recorded the present value of the $9,900,000 with an imputed interest rate of 10%. Payments of $176,786 are due quarterly. As of December 31, 2022, and 2021, the outstanding balance on the consolidated balance sheets is $4,855,859 and $5,064,232, respectively.

If the Company does not have any uncured payment faults and does not default on their settlement promises through October 2023, the Company can elect to pay the remaining balance on the note, less a discount of $2,100,000. The Company can elect to extend this option through October 2025.

The following table summarizes the scheduled maturities of short-term and long-term notes for the five years subsequent to December 31, 2022:

Year Ending December 31:		Amount
2023	$	230,005
2024		253,882
2025		280,238
2026		309,331
2027		341,443
Thereafter		3,440,960
Total	$	4,855,859

6. Disposition of Business

On March 1, 2021, the Company entered into an agreement to sell substantially all the assets and liabilities of the Company's content filtering service. As part of this transaction, the Company paid cash to the buyer to provide liquidity to the business and the buyer entered into a note with the Company and is required to pay $9,900,000 over 14 years, or $7,800,000 if paid within 5 years. If the buyer defaults under any of its obligations under the agreement, they will be required to transfer and assign all assets and liabilities back to the Company for no consideration. As of December 31, 2022, and 2021, the outstanding balance on the consolidated balance sheets is $4,962,617 and $5,160,950, respectively.

During 2021, the company recognized a gain on the disposal of the business of $8,275,272 as follows:

Assets and liabilities sold:		
Movie inventory	$	(40,000)
Deposits		(32,915)
Fixed assets		(6,008)
Deferred revenue		3,941,639
Total assets and liabilities sold	$	3,862,716
Cash paid	$	(880,787)
Deferred consideration as notes receivable		5,293,343
Total gain	$	8,275,272

7. Notes receivable

In addition to the notes receivable discussed in Note 6 above, the Company enters into various notes receivables with filmmakers (the "filmmaker notes receivable") for marketing and other purposes. The terms of these agreements are generally less than one year and non-interest bearing. The total amount of filmmaker notes receivable as of December 31, 2022 and 2021 was $1,970,675 and $1,158,587, which is included in notes receivable, current, on the consolidated balance sheets.

8. Note payable

In November 2022, the Company entered into a print and advertising loan agreement where the Company could draw up to $5,000,000 related to print and advertising expenses incurred during the theatrical release of specific content. The maturity date of the loan is March 31, 2023 and will be payable along with a 10% coupon on the aggregate amount drawn. As of December 31, 2022, the Company had drawn $2,000,000, which is recorded in notes payable on the consolidated balance sheets, and recognized $200,000 of interest expense on the consolidated statements of operations.

9. Commitment and Contingencies

Litigation

The Company is involved in legal proceedings from time to time arising in the normal course of business. The Company has received, and may in the future continue to receive, claims from third parties.

Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are received.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (a Material Loss). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the consolidated financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available.

The Company is involved in various litigation matters and believes that any reasonably possible adverse outcome of these matters could potentially be material, either individually or in the aggregate, to the Company's financial position, results of operations and liquidity. As of April 28, 2023, the date the consolidated financial statements were available to be released, management has determined an adverse outcome on one or more of the claims is unlikely and has not accrued any estimated losses related to these matters.

Operating Leases

The Company has several non-cancelable office and warehouse leases that mature between February 28, 2024 and September 30, 2027 with monthly payments that escalate between 3%-5% each year.

The following represents maturities of operating lease liabilities as of December 31, 2022:

Year Ending December 31:	Amount
2023	$ 734,890
2024	418,870
2025	364,701
2026	377,100
2027	281,443
Total Lease Payments	2,177,004
Less: Interest	(193,924)
Present value of lease liabilities	$ 1,983,080

The weighted average remaining lease terms and interest rates were as follows as of December 31, 2022:

Lease Term and Discount Rate	2022
Weighted Average Remaining Lease Term (years)	
Operating leases	3.97
Weighted Average Discount Rate	
Operating leases	4.60%

Lease expense for operating leases was $538,005 and $393,020 for the years ended December 31, 2022 and 2021, respectively.

Cash payments included in the measurement of operating lease liabilities for the year ended December 31, 2022 was $466,534.

10. Stock Options

The Company's 2014 Stock Incentive Plan (the Plan), originally approved on February 27, 2014, provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, and shares of restricted stock. Under the terms of the Plan, there are 4,587,956 shares of common stock authorized for grant to employees, officers, directors and consultants, as of December 31, 2022 and 2021. The Board of Directors determines the terms of each grant. Generally, 25% of the options vest on the one-year anniversary of the vesting commencement date, and 1/36 of the remaining options vest each month thereafter. The options typically have a contractual life of ten (10) years. There were 782,298 and 936,101 shares available for grant under the Plan as of December 31, 2022 and 2021, respectively.

Stock-based compensation expense for the years ended December 31, 2022 and 2021 was $1,503,969 and $530,595, respectively. As of December 31, 2022 and 2021, the Company had $1,951,694 and $2,501,080 respectively, of unrecognized stock-based compensation costs related to non-vested awards that will be recognized over a weighted-average period of 2.72 and 3.55 years, respectively. The Company uses an estimated 30% forfeiture rate.

The following sets forth the outstanding common stock options and related activity for the years ended December 31, 2022 and 2021:

	Number of Options	Weighted Average Exercise Price Per Share
Outstanding as of January 1, 2021	2,039,867	0.39
Granted	2,069,760	5.96
Exercised	(1,108,159)	0.42
Forfeited	(709,840)	3.40
Outstanding as of December 31, 2021	2,291,628	4.47
Granted	431,763	11.95
Exercised	(54,255)	3.34
Forfeited	(349,117)	8.60
Outstanding as of December 31, 2022	2,320,019	5.26

The following summarizes information about stock options outstanding as of December 31, 2022:

Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price		Number of Options Exercisable	Weighted Average Exercise Price	
33,311	1.46	$	0.18	33,311	$	0.18
10,000	1.84		0.30	10,000		0.30
618,318	6.54		0.32	611,295		0.32
188,500	2.39		0.50	188,500		0.50
49,000	3.56		0.82	49,000		0.82
317,915	8.21		3.42	239,266		3.42
497,526	8.61		8.63	198,246		8.63
243,708	8.84		8.90	72,643		8.90
361,741	9.66		11.95	165,604		11.95
2,320,019	7.45	$	5.26	1,567,865	$	3.50

The fair value of each stock-based award granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions as of December 31:

	2022	2021
Risk-free interest rate	2.85% - 3.67%	0.49% - 1.15%
Expected stock price volatility	50%	50%
Expected dividend yield	0%	0%
Expected life of options	5 years	5 years

As of December 31, 2022 and 2021, the aggregate intrinsic value of options outstanding was $15,510,235 and $24,426,960, respectively. As of December 31, 2022 and 2021, the aggregate intrinsic value of options exercisable was $13,242,315 and $15,328,123, respectively.

Expected option lives and volatilities were based on historical data of the Company and comparable companies in the industry. The risk-free interest rate was calculated using similar rates published by the Federal Reserve. The Company has no plans to declare any future dividends.

11. Common Stock

The Company has authorized capital stock consisting of 85,000,000 shares of common stock, par value $0.001 per share of which 27,500,000 shares have been designated as Class A Common Stock, 4,000,000 have been designated as Class B Common Stock, 38,000,000 have been designated as Class C Common Stock, and 15,500,000 have been designated as Class F Common Stock (collectively, the "Common Stock").

Voting Rights

The holders of each class of Common Stock vote together as a single class. Each outstanding share of Class A Common Stock and Class F Common Stock shall be entitled to five (5) votes on each matter to be voted on by the stockholders of the Company. Each outstanding share of Class B Common Stock shall be entitled to fifty-five (55) votes on each matter to be voted on by the stockholders of the Company. Each outstanding share of Class C Common Stock shall be entitled to 1 (one) vote on each matter to be voted on by the stockholders of the Company.

Liquidation Rights

The holders of Common Stock outstanding shall be entitled to receive all of the assets and funds of the Company remaining and available for distribution. Such assets and funds shall be divided among and paid to the holders of Common Stock, on a pro-rata basis, according to the number of shares of Common Stock held by them.

Dividends

Dividends may be paid on the outstanding shares of Common Stock as and when declared by the Board, out of funds legally available, therefore.

Identical Rights

Holders of Common Stock shall have the same rights and privileges and rank equally with, and have identical rights and privileges as, holders of all other shares of the Common Stock, except with regard to voting rights as provided above.

Voluntary and Automatic Conversion into Class C Common Stock

Each one share of Class F Common Stock, Class A Common Stock, and Class B Common Stock shall be convertible into one share of Class C Common Stock at the option of the holder at any time. Each one share of Class F Common Stock, Class A Common Stock, and Class B Common Stock shall automatically convert into one share of Class C Common Stock upon certain criteria as defined in the amended and restated certification of incorporation.

Conversion of Class A Common Stock into Class F Common Stock

During 2022, current and prior employees and contractors with shares of Class A common stock elected to convert their Class A common stock into Class F common stock. Class F common stock is exclusively reserved for current and prior employees and contractors of the company. The transfer was made in accordance with the terms of the company's 2014 Stock Incentive Plan, as amended, and articles of incorporation.

The transfer of Class A common stock to Class F common stock has no impact on the overall number of outstanding shares of the company's common stock. However, the transfer will affect the ownership rights and voting power of the respective shareholders.

Income per Share

The following table represents the Company's income per share for the years ending December 31:

	2022	2021
Numerator:		
Net income (loss)	$ (13,710,708)	$ 17,118,611
Denominator:		
Weighted average basic shares outstanding	24,264,683	22,671,810
Effect of dilutive shares	1,438,552	1,725,312
Weighted average diluted shares	25,703,235	24,397,122
Basic earnings per share	$ (0.565)	$ 0.755
Diluted earning per share	$ (0.533)	$ 0.702

The Company reports earnings per share in accordance with Accounting Standards Codification (ASC) 260-10. Basic earnings per share includes no dilution and is computed by dividing net income available to common stockholders by the weighted average common shares outstanding for the period. Diluted earnings per share is calculated similarly to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the common shares were dilutive.

12. Related-Party Transactions

The Company has a marketing services contract with an entity owned by one or more of the Company's directors, officers, and stockholders. During the years ended December 31, 2022 and 2021, the Company incurred expenses of $1,659,328 and $276,775, respectively, to the related party for marketing services.

As of December 31, 2022 and 2021, the Company had a note receivable to an entity owned by one or more of the Company's directors, officers and stockholders of approximately $60,000 and $0, respectively. During the years ended December 31, 2022 and 2021, the Company also recognized revenue of $45,000 and $90,000, respectively, from this entity for general and administrative services during the year.

On January 2, 2019, the Company sold its wholly owned subsidiary VAS Portal, LLC to a related party for $1. On September 28, 2020, the Company exercised its option to repurchase VAS Portal, LLC from the related party for $1, however, that transaction was not approved by the Financial Industry Regulation Authority, or FINRA. This entity is not consolidated with the Company as of December 31, 2022 and 2021. During 2021, as part of the issuance of Common Stock, the Company paid $250,000 in issuance costs to this related party.

In July 2021, the Company purchased a 50% interest in the entity that owns the building it leases its office space from. Lease payments made during the period of related party ownership was $395,696 and $150,000 for the year ended December 31, 2022 and 2021, respectively.

In July 2022, the Company purchased an 8% interest in an entity partially owned by one or more of the Company's directors, officers, and stockholders for $1,703,141. This entity produces content for the Company's platforms. The total purchase price was $1,747,980. The Company recognized expenses of $52,000 from this entity for marketing services and cost of goods sold during the fiscal year ended December 31, 2022.

13. Income Taxes

The provision (benefit) for income taxes differs from the amount computed at federal statutory rates as follows for the years ended December 31:

	2022	2021
Federal income tax at statutory rates	$ (3,016,213)	$ 3,766,936
State income tax at statutory rates	(422,908)	718,762
Change in valuation allowance	2,348,227	(3,759,340)
Other	325,709	92,821
	$ (765,185)	$ 819,179

Significant components of the Company's net deferred income tax assets (liabilities) are as follows as of December 31:

	2022	2021
Net operating loss carryforwards	$ 1,044,440	$ -
Depreciation and amortization	(305,337)	(117,969)
Research and development	1,108,958	-
Accruals and reserves	(317,970)	155,009
Deferred gain on sale	(1,101,108)	(1,153,950)
Digital asset impairment	1,919,244	681,964
Valuation allowance	(2,348,227)	-
	$ -	$ (434,946)

As of December 31, 2022, the Company has net operating loss (NOL) carryforwards available to offset future taxable income, if any, of approximately $4,106,000 which will begin to expire in 2042. The utilization of the NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code. Section 382 imposes limitations on a corporation's ability to utilize its NOL carryforwards if it experiences an "ownership change." In general terms, an ownership change results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

14. Subsequent Events

Subsequent events have been evaluated through April 28, 2023, which is the date the consolidated financial statements were available to be issued.

In February 2023, the Company entered into a common stock purchase agreement, under Regulation D, with a third party to acquire 528,914 shares of its Class C common stock for an aggregate amount of $7,500,000 ($14.18 per Class C share). The transaction closed in March 2023.